SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

Seanergy Maritime Holdings Corp.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class E Warrants to Purchase Common Stock
(Title of Class of Securities)

Y73760194
(CUSIP Number of Common Stock Underlying Warrants)

Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
166 74 Glyfada, Greece
+30 213 0181507
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

With a copy to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street
New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 supplements and amends the Tender Offer Statement on Schedule TO filed originally on November 30, 2022 and amended by Amendment No. 1 on December 1, 2022, by Amendment No. 2 on December 9, 2022, and by Amendment No. 3 on January 11, 2023 with the Securities Exchange Commission by Seanergy Maritime Holdings Corp., a Marshall Islands corporation, (the “Company”) in connection with the Company’s offer to purchase all of its outstanding Class E common stock purchase warrants (the “Warrants”) at a price of $0.20 per Warrant. The offer was made upon and was subject to the terms and conditions set forth in the Company’s Offer to Purchase dated November 30, 2022 and a related Letter of Transmittal.

Only those items amended and supplemented are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 4 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 4 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On January 20, 2023, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., Eastern Time, on January 10, 2023. A copy of such press release is filed as Exhibit P to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(P)**	Press Release issued on January 20, 2023

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023	SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chairman & Chief Executive Officer

Exhibit Index

Exhibit	Description
A*	Offer to Purchase dated November 30, 2022.
B*	Letter of Transmittal.
C*	Notice of Guaranteed Delivery.
D*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2022.
E*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 30, 2022.
F*	Press Release dated November 29, 2022.
G	Form of Class E Warrant Agency Agreement by and between the registrant and Continental Stock Transfer & Trust Company.(1)
H	Form of Class E Warrant.(2)
I	Shareholders Rights Agreement, dated as of July 2, 2021, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent.(3)
J*	Amended and Restated 2011 Equity Incentive Plan of the registrant adopted on July 8, 2022.
K*	Calculation of Filing Fee Tables.
L*	Excerpt from Press Release, dated November 30, 2022
M*	Excerpt from transcript of the Company’s earnings conference call on December 1, 2022.
N*	Press Release issued on December 9, 2022
O*	Press Release issued on January 11, 2023
P**	Press Release issued on January 20, 2023

*	Previously filed.
**	Filed herewith.
(1)	Incorporated herein by reference to Exhibit 4.1 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.
(2)	Incorporated herein by reference to Exhibit 4.2 to the registrant’s report on Form 6-K furnished to the Commission on August 19, 2020.
(3)	Incorporated herein by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed with the Commission on July 2, 2021.